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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                     AMERICAN STATES FINANCIAL CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  029861-10-1
                                 (CUSIP Number)

                  John L. Steinkamp, Associate General Counsel
                          Lincoln National Corporation
                200 East Berry Street, Fort Wayne, Indiana 46802
                              Phone: 219/455-3628
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 6, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1.       Name of Reporting Person; S.S. or I.R.S. Identification No. of Reporting Person:

         Lincoln National Corporation              35-1140070

2.       Check the Appropriate Box if a Member of a Group (See instructions)

         (a)     [   ]
         (b)     [   ]

3.       SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.       Source of Funds  (See instructions)

         WC

5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)  [   ]

6.       Citizenship or Place of Organization:  Indiana

Aggregate Amount of Shares Beneficially
Owned by Reporting Person with:

         7.  Sole Voting Power:  50,000,000 (See Item 5)

         8.  Shared Voting Power:  0

         9.  Sole Dispositive Power:  50,000,000  (See Item 5)

         10.  Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Reporting Person:  50,000,000

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares:  [   ]

13.      Percent of Class Represented by Amount in Row (11):  83.3%

14.      Type of Reporting Person  (See instructions)

         HC
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                                AMENDMENT NO. 2
                                       TO
                STATEMENT PURSUANT TO RULE 13d-1 AND RULE 13d-2
                                     OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is amended and supplemented by adding to the information previously filed under this item the following:

On June 6, 1997, American States Financial Corporation (the "Issuer") entered into an Agreement and Plan of Merger dated as of June 6, 1997 (the "Merger Agreement"), by and among the Issuer, SAFECO Corporation ("Buyer") and ASFC Acquisition Co., a wholly owned subsidiary of Buyer ("Buyer Sub"). The Merger Agreement (see Exhibit V) provides for, among other things, the merger of Buyer Sub with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a wholly owned subsidiary of Buyer. Pursuant to the Merger Agreement and upon consummation of the Merger, each outstanding share of Common Stock of the Issuer ("ASFC Common Stock") will be converted into the right to receive $47.00 in cash without interest thereon. Consummation of the Merger is subject to certain conditions, including, among others, (i) the approval by certain state insurance regulators of the Merger and (ii) compliance with applicable provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

In connection with the Merger Agreement, Lincoln National Corporation ("LNC") and Buyer entered into a Voting, Support and Indemnification Agreement dated June 6, 1997 (the "Voting Agreement), certain sections of which were agreed to and acknowledged by the Issuer. Pursuant to the Voting Agreement (see Exhibit
VI), LNC agreed, among other things, (i) to vote all ASFC Common Stock held by it or any of its subsidiaries in favor of the Merger, the Merger Agreement and the transactions contemplated thereby, (ii) to grant Buyer an irrevocable proxy in all ASFC Common Stock held by it or any of its subsidiaries for purposes of a vote at a meeting of the holders of ASFC Common Stock held to consider the Merger and (iii) to allocate between LNC and Buyer certain tax and employee benefits liabilities, and Buyer agreed, among other things, to pay to LNC amounts necessary to satisfy certain debt obligations of the Issuer to LNC.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

Item 5 is amended and supplemented by adding to the information previously filed under this item the following:
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Pursuant to the Voting Agreement, Buyer may be deemed to exercise the power to direct voting and disposition, only as to certain matters relating to the Merger, of the 50,000,000 shares of ASFC Common Stock beneficially owned by LNC; however, Buyer does not have any power to direct the voting or disposition of LNC's shares of ASFC Common Stock other than the power provided pursuant to the Voting Agreement. Accordingly, LNC does not believe that the Voting Agreement transfers beneficial ownership of LNC's ASFC Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended and supplemented by adding to the information previously filed under this item the following:

As described in Item 4 above, LNC and Buyer have entered into the Voting Agreement. LNC's obligation to vote in favor of the Merger is subject to the receipt of any required state insurance department approvals. A copy of the Voting Agreement is included as Exhibit VI and is incorporated herein by this reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is amended and supplemented by adding to the information previously filed under this item the following:

Exhibit V        Merger Agreement
Exhibit VI       Voting Agreement


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


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                                                   LINCOLN NATIONAL CORPORATION


June 16, 1997                                      By: /s/ Richard C. Vaughn
                                                      ----------------------------------------
                                                      Richard C. Vaughn, Executive Vice
                                                      President and Chief Financial Officer
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